UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Rua Amador Bueno, 474
São Paulo, SP 04752-005
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

[Free Translation]

BANCO SANTANDER (BRASIL) S.A.
Public-Held Company with Authorized Capital
Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001 -42
Company Registry Number (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING
HELD ON FEBRUARY 2, 2010

DATE, TIME, AND PLACE:
February 2, 2010, at 10:15 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:
The majority of the Company’s Board of Directors members, as follows: Mr. Marcial Angel Portela Alvarez - Chairman of the Board of Directors; Mr. Fabio Colletti Barbosa - Vice-President of the Board of Directors; Mr. José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli - Directors. Absent by justified reasons Mr. José Antonio Alvarez Alvarez and José Manuel Tejón Borrajo - Directors.

SUMMON:
The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:
Pursuant to article 18, item I of the Company’s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Marcial Angel Portela Alvarez, who invited Mr. Marco Antônio Martins de Araújo Filho, Company´s Executive Officer, to act as the Secretary.

SUMMARIZED FACTS: The Company’s Board of Directors (a) approved (i) the Company’s Financial Statements related to the fiscal year ended on December 31, 2009, together with the Management’s Report, the balance sheet, the statements of profit and loss, cash flows, changes in the shareholders’ equity and the added value and Explanatory Notes; (ii) the proposal of destination to the Company’s results related to the fiscal year ended on December 31, 2009; and (iii) the Tax Credit Realization Technical Study, for the purposes of item I, Art. 2, Circular # 3171, of December 30, 2002, of the Central Bank of Brazil; (b) approved the Company’s 2010 Annual Budget; (c) acknowledged the resignation of Mr. Jean Pierre Dupui from the position of Company’s Officer without Designation, for which he was elected at the Meeting of the Board of Directors held on June 22, 2009; (d) approved the election of Mr. Paulo Roberto Simões da Cunha as a member of the Company’s Audit Committee, in the capacity of technical member qualified according to article 12, § 2, Resolution # 3198/04, with a term of one (1) year as of this date in replacement of Mr. Taiki Hirashima, who shall remain in the office of member of the Audit Committee until the investiture of the member of the Audit Committee hereby elected; and (e) approved the correction of the calendar for the Board of Directors´s meetings for 2010, approved at the Meeting of the Board of Directors held on December 23, 2009, so as to exclude the meeting to be held on August 3, 2010.

This is a true transcript of the original drafted in the proper Book of Meetings of the Company’s Board of Directors.

_______________________________________
Marco Antônio Martins de Araújo Filho
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 02, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antonio Martins de Araújo Filho
Marco Antonio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President